Exhibit 99.1

Huami Corporation Reports Fourth Quarter and Full Year 2018 Unaudited Financial Results

Quarterly Revenues up 62.7% Year-over-Year, Exceeding Guidance Range

Full Year Revenues up 77.9% Year-over-Year to RMB3,645.3 Million

BEIJING, March 14, 2019 /PRNewswire/ -- Huami Corporation ("Huami" or the "Company") (NYSE: HMI), a biometric and activity data-driven company with significant expertise in smart wearable technology, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Financial and Operating Highlights

•	Revenues[1] reached RMB1,224.6 million (US$178.1 million), representing an increase of 62.7% from the fourth quarter of 2017.
•	Gross margin was 25.2%, compared with 22.2% for the fourth quarter of 2017.
•	Net income attributable to Huami Corporation was RMB126.0 million (US$18.3 million), compared with RMB72.3 million for the fourth quarter of 2017.
•

Basic and diluted net income per American depositary share ("ADS") attributable to ordinary shareholders of Huami Corporation was RMB2.08 (US$0.30) and RMB1.97 (US$0.29), respectively, compared with RMB1.33 and RMB1.27, respectively, for the fourth quarter of 2017. Each ADS represents four (4) Class A ordinary shares.

•	Adjusted net income attributable to Huami Corporation[2] was RMB146.5 million (US$21.3 million), up 69.3% from the fourth quarter of 2017.
•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB2.42 (US$0.35) and RMB2.30 (US$0.33), respectively, compared with RMB1.63 and RMB1.56, respectively, for the fourth quarter of 2017.  Each ADS represents four (4) Class A ordinary shares.

•	Total units shipped reached 9.2 million, compared with 6.5 million in the fourth quarter of 2017.

1 The Company has adopted ASC 606 by using modified retrospective method since January 1, 2018.

2 Adjusted net income is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Full Year 2018 Financial and Operating Highlights

•	Revenues reached RMB3,645.3 million (US$530.2 million), representing an increase of 77.9% from the full year 2017.
•	Gross margin reached 25.8%, compared with 24.1% for the full year 2017.
•	Net income attributable to Huami Corporation was RMB340.0 million (US$49.5 million), compared with RMB167.7 million in the full year 2017.
•

Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB5.98 (US$0.87) and RMB5.41 (US$0.79), respectively, compared with RMB2.72 and RMB2.60 respectively, for the full year 2017.  Each ADS represents four (4) Class A ordinary shares.

•	Adjusted net income attributable to Huami Corporation was RMB474.8 million (US$69.0 million), up 106.0% from the full year 2017.
•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB8.39 (US$1.22) and RMB7.59 (US$1.10), respectively, compared with RMB4.07 and RMB3.90, respectively, for the full year 2017.  Each ADS represents four (4) Class A ordinary shares.

•	Total units shipped reached 27.5 million, compared with 18.1 million in the full year 2017.

"We are very proud to conclude the year of 2018 with strong business performance as we continue to strengthen our leadership position in the global smart wearables industry. Our fourth quarter results capped off a very strong year for Huami," said Wang Huang, Chairman and CEO. “Customer adoption of the Amazfit brand grew significantly in 2018 with shipment of Amazfit products almost tripled compared with 2017, which was mainly driven by Amazfit watch products. In 2018, we introduced a breakthrough in healthcare technologies by applying in wearables powered by our self-developed AI chip Huangshan-1; broadened our IOT application scenarios; and engaged with strategic partnerships such as Timex and PAI Health. We see tremendous opportunity to continue our global growth. We intend to utilize our world-class research and development capabilities, as well as our collaborative partnerships to development new, innovative products and services that ensure we remain at the forefront of our industry."

David Cui, Chief Financial Officer, said, "Strong demand for our Amazfit products and continued robust sales of the Mi Bands allowed us to deliver revenues that exceeded the high-end of our previous guidance range in the fourth quarter. In addition, a focus on competitive product development and efficient business operation generated solid profitability in the quarter. Our pipeline of cutting-edge products, broad brand awareness and growing global distribution channels position us well for 2019 and beyond."

Fourth Quarter 2018 Financial Results

Revenues increased by 62.7% to RMB1,224.6 million (US$178.1 million) from RMB752.6 million for the fourth quarter of 2017, primarily due to the increase in the sales of Xiaomi wearable products and self-branded products, driven by increased brand recognition of our products.

Cost of revenues increased by 56.3% to RMB915.6 million (US$133.2 million) from RMB585.8 million for the fourth quarter of 2017. The increase was in-line with the rapid sales growth of Xiaomi wearable products and self-branded products.

Gross profit increased by 85.2% to RMB309.0 million (US$44.9 million) from RMB166.8 million for the fourth quarter of 2017. Gross margin of 25.2% is an improvement from the fourth quarter of 2017.

Total operating expenses increased by 93.2% to RMB177.8 million (US$25.9 million) from RMB92.0 million for the fourth quarter of 2017.

Research and development expenses increased by 88.1% to RMB85.1 million (US$12.4 million) from RMB45.2 million for the fourth quarter of 2017, primarily due to the increase in R&D personnel expenses and the recruitment of new employees.

General and administrative expenses increased by 97.3% to RMB63.9 million (US$9.3 million) from RMB32.4 million for the fourth quarter of 2017, primarily due to the increase in personnel-related expenses and foreign exchange rate fluctuation.

Selling and marketing expenses increased by 100.4% to RMB28.8 million (US$4.2 million) from RMB14.3 million for the fourth quarter of 2017, primarily due to an increase in personnel-related expenses, and an increase in advertising promotion expenses for self-branded products.

Operating income was RMB131.2 million (US$19.1 million), compared with RMB74.8 million for the fourth quarter of 2017.

Income before income tax was RMB139.4 million (US$20.3 million), compared with RMB79.9 million for the fourth quarter of 2017.

Income tax expenses were RMB12.3 million (US$1.8 million), compared with RMB12.1 million for the fourth quarter of 2017.

Net income attributable to Huami Corporation totaled RMB126.0 million (US$18.3 million), compared with RMB72.3 million for the fourth quarter of 2017.

Net income attributable to ordinary shareholders of Huami Corporation increased to RMB122.4 million (US$17.8 million), compared with RMB23.9 million for the fourth quarter of 2017.

Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB2.08 (US$0.30) and RMB1.97 (US$0.29), respectively, compared with RMB1.33 and RMB1.27, respectively, for the fourth quarter of 2017. Each ADS represents four (4) Class A ordinary shares.

Adjusted net income attributable to Huami Corporation, which excludes share-based compensation expenses, increased by 69.3% to RMB146.5 million (US$21.3 million) from RMB86.5 million for the fourth quarter of 2017.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB2.42 (US$0.35) and RMB2.30 (US$0.33), respectively, compared with RMB1.63 and RMB1.56, respectively, for the fourth quarter of 2017.  Each ADS represents four (4) Class A ordinary shares.

As of December 31, 2018, the Company had cash and cash equivalents of RMB1,441.8 million (US$209.7 million), compared with RMB366.3 million as of December 31, 2017.

Full Year 2018 Financial Results

Revenues increased by 77.9% to RMB3,645.3 million (US$530.2 million) from RMB2,048.9 million for the full year 2017, due to the increase in shipment volume of both Xiaomi wearable products and self-branded products and others, driven by increasing market recognition of our products.

Cost of revenues increased by 74.1% to RMB2,705.9 million (US$393.6 million) from RMB1,554.2 million for the full year 2017. The increase was in-line with the rapid sales growth of Xiaomi wearable and self-branded products.

Gross profit increased by 89.9% to RMB939.5 million (US$136.6 million) from RMB494.7 million for the full year 2017. Gross margin increased to 25.8% from 24.1% for the full year 2017. The increase was driven by improved economies of scale and the rapid growth in sales of self-branded products.

Total operating expenses increased by 83.5% to RMB573.7 million (US$83.4 million) from RMB312.7 million for the full year 2017. The Company's successful IPO and the amendment of certain vesting schedules of previously granted options triggered an acceleration of expense recognition in the full year of 2018. Excluding share-based compensation expenses, the increase is primarily due to an increase in personnel-related expenses, advertisement promotion expenses, and foreign exchange rate fluctuation.

Research and development expenses increased by 71.1% to RMB263.2 million (US$38.3 million) from RMB153.8 million for the full year 2017, primarily due to the increase in R&D personnel-related expenses and the recruitment of new employees.

General and administrative expenses increased by 86.3% to RMB214.0 million (US$31.1 million) from RMB114.9 million for the full year 2017, primarily due to the increase in personnel-related expenses, foreign exchange rate fluctuation, and professional fees related to business expansion and operating as a public company.

Selling and marketing expenses increased by 119.3% to RMB96.5 million (US$14.0 million) from RMB44.0 million for the full year 2017, primarily due to the increase in personnel-related expenses, and the increase in advertising promotion expenses for self-branded products.

Operating income was RMB365.7 million (US$53.2 million), compared with RMB182.0 million for the full year 2017.

Income before income tax was RMB386.6 million (US$56.2 million), compared with RMB191.9 million for the full year 2017.

Income tax expenses were RMB52.0 million (US$7.6 million), compared with RMB27.6 million for the full year 2017.

Net income attributable to Huami Corporation totaled RMB340.0 million (US$49.5 million), compared with RMB167.7 million for the full year 2017.

Net income attributable to ordinary shareholders of Huami Corporation increased to RMB316.9 million (US$46.1 million), compared with RMB46.1 million for the full year 2017.

Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB5.98 (US$0.87) and RMB5.41 (US$0.79), respectively, compared with RMB2.72 and RMB2.60 respectively, for the full year 2017.  Each ADS represents four (4) Class A ordinary shares.

Adjusted net income attributable to Huami Corporation, which excludes share-based compensation expenses, increased by 106.0% to RMB474.8 million (US$69.0 million) from RMB230.5 million for the full year 2017.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB8.39 (US$1.22) and RMB7.59 (US$1.10), respectively, compared with RMB4.07 and RMB3.90, respectively, for the full year 2017.  Each ADS represents four (4) Class A ordinary shares.

Outlook

For the first quarter of 2019, the management of the Company currently expects:

- Net revenues to be between RMB750.0 million and RMB770.0 million, which would represent an increase of approximately 28.0% to 31.4% from RMB585.9 million for the first quarter of 2018.

The above outlook is based on the current market conditions and reflects Company management's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company's management will hold a conference call at 8:00 a.m. Eastern Time on Thursday, March 14, 2019 (8:00 p.m. Beijing Time on March 14, 2019) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for "Huami Corporation."

Additionally, a live and archived webcast of the conference call will be available at http://www.huami.com/investor.

A telephone replay will be available one hour after the end of the conference until March 21, 2019 by dialing the following telephone numbers:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10129354

About Huami Corporation

Huami is a biometric and activity data-driven company with significant expertise in smart wearable technology. Since its inception in 2013, Huami has quickly established its global market leadership and recognition by shipping millions of units of smart wearable devices. In 2018, Huami shipped 27.5 million units of smart wearable devices.  Huami has one of the largest biometric and activity databases in the global smart wearables industry.  Huami's mobile apps work hand in hand with its smart wearable devices and provide users with a comprehensive view and analysis of their biometric and activity data.

Use of Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, and such adjustment has no impact on income tax.

We believe that adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company's business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("US$") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8755 to US$1.00, the effective noon buying rate for December 31, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company's self-branded products; the Company's growth strategies; trends and competition in global wearable technology market; changes in the Company's revenues and certain cost or expense accounting policies; governmental policies relating to the Company's industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company's filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Huami Corporation
Grace Yujia Zhang
Tel: +86-10-5940-3255
E-mail:  ir@huami.com

The Piacente Group, Inc.
Ross Warner
Tel: +86-10-5730-6201
E-mail:  huami@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  huami@tpg-ir.com

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2017	2018
	RMB	RMB	US$

Assets
Current assets:
Cash and cash equivalents	366,336	1,441,802	209,701
Restricted cash	3,185	10,010	1,456
Term deposit	-	96,969	14,104
Accounts receivable	32,867	58,925	8,570
Amounts due from related parties, current	578,454	656,399	95,469
Inventories	249,735	484,622	70,485
Short-term investments	13,721	50,482	7,342
Prepaid expenses and other current assets	51,062	58,247	8,473
Total current assets	1,295,360	2,857,456	415,600
Property, plant and equipment, net	28,755	40,042	5,824
Intangible asset, net	5,339	63,722	9,268
Goodwill	5,930	5,930	862
Long-term investments	85,238	208,949	30,390
Deferred tax assets	41,895	75,032	10,913
Other non-current assets	3,000	7,350	1,070
Total assets	1,465,517	3,258,481	473,927

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2017	2018
	RMB	RMB	US$

Liabilities
Current liabilities:
Accounts payable	707,782	1,064,106	154,768
Advance from customers	10,683	5,943	864
Amount due to related parties, current	8,143	10,695	1,556
Accrued expenses and other current liabilities	93,798	213,975	31,121
Income tax payables	21,600	54,037	7,859
Notes payable	5,243	18,936	2,754
Bank borrowings	30,000	20,000	2,909
Total current liabilities	877,249	1,387,692	201,831
Deferred tax liabilities	2,470	4,962	722
Amount due to a related party, non-current	3,076	-	-
Other non-current liabilities	4,940	56,249	8,181
Total liabilities	887,735	1,448,903	210,734

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2017	2018
	RMB	RMB	US$

Mezzanine equity
Series A convertible redeemable participating preferred shares	26,770	-	-
Series B-1 convertible redeemable participating preferred shares	26,906	-	-
Series B-2 convertible redeemable participating preferred shares	295,942	-	-
Total mezzanine equity	349,618	-	-
Equity
Ordinary shares	56	151	22
Additional paid-in capital	72,427	1,209,056	175,850
Accumulated retained earnings	131,192	504,567	73,386
Accumulated other comprehensive income	22,100	97,141	14,129
Total Huami Corporation shareholders' equity	225,775	1,810,915	263,387
Non-controlling interests	2,389	(1,337)	(194)
Total equity	228,164	1,809,578	263,193
Total liabilities, mezzanine equity and equity	1,465,517	3,258,481	473,927

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2017	2018
	RMB	RMB	US$

Revenues	752,648	1,224,569	178,106
Cost of revenues	585,825	915,574	133,165
Gross profit	166,823	308,995	44,941
Operating expenses:
Selling and marketing	14,346	28,753	4,182
General and administrative	32,406	63,929	9,298
Research and development	45,237	85,069	12,373
Total operating expenses	91,989	177,751	25,853
Operating income	74,834	131,244	19,088
Other income and expenses:
Realized gain from investments	38	261	38
Interest income	1,540	6,572	956
Other income(expense)	3,489	(6,536)	(951)
Gain from fair value change of long-term investment	-	7,860	1,143
Income before income tax	79,901	139,401	20,274
Income tax expenses	(12,149)	(12,323)	(1,792)
Income before income from equity method investments	67,752	127,078	18,482
Income /(loss) from equity method investments	4,228	(1,920)	(279)
Net income	71,980	125,158	18,203
Less: Net loss attributable to non-controlling interest	(324)	(794)	(115)
Net income attributable to Huami Corporation	72,304	125,952	18,318
Less: Accretion of Series A Preferred Shares	976	-	-
Less: Accretion of Series B-1 Preferred Shares	803	-	-
Less: Accretion of Series B-2 Preferred Shares	8,831	-	-
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	37,832	3,573	520
Net income attributable to ordinary shareholders of Huami Corporation	23,862	122,379	17,798
Net income per share attributable to ordinary shareholders of Huami Corporation
Basic income per ordinary share	0.33	0.52	0.08
Diluted income per ordinary share	0.32	0.49	0.07

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	1.33	2.08	0.30
ADS – diluted	1.27	1.97	0.29

Weighted average number of shares used in computing net income per share Ordinary share – basic	71,920,852	234,818,943	234,818,943

Ordinary share – diluted	80,507,984	248,271,059	248,271,059

HUAMI CORPORATION

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2017	2018
	RMB	RMB	US$

Net income attributable to Huami Corporation	72,304	125,952	18,318
Share-based compensation expenses	14,212	20,498	2,982
Adjusted net income attributable to Huami Corporation	86,516	146,450	21,300
Less: Accretion of Series A Preferred Shares	976	-	-
Less: Accretion of Series B-1 Preferred Shares	803	-	-
Less: Accretion of Series B-2 Preferred Shares	8,831	-	-
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	46,546	4,155	604
Adjusted net income attributable to ordinary shareholders of Huami Corporation	29,360	142,295	20,696

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	0.41	0.61	0.09
Adjusted diluted income per ordinary share	0.39	0.57	0.08

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	1.63	2.42	0.35
ADS – diluted	1.56	2.30	0.33

Weighted average number of shares used in computing net income per share
Ordinary share – basic	71,920,852	234,818,943	234,818,943
Ordinary share – diluted	80,507,984	248,271,059	248,271,059

Share-based compensation expenses included are follows:
Selling and marketing	-	100	15
General and administrative	13,656	16,452	2,393
Research and development	556	3,946	574
Total	14,212	20,498	2,982

HUAMI CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	Years ended
	Dec. 31,2017	Dec. 31,2018
	RMB	RMB	US$

Revenues	2,048,896	3,645,335	530,192
Cost of revenues	1,554,194	2,705,885	393,555
Gross profit	494,702	939,450	136,637
Operating expenses:
Selling and marketing	44,026	96,538	14,041
General and administrative	114,880	213,973	31,121
Research and development	153,827	263,220	38,284
Total operating expenses	312,733	573,731	83,446
Operating income	181,969	365,719	53,191
Other income and expenses:
Realized gain from investment	2,373	261	38
Interest income	3,003	11,595	1,686
Other income	4,555	1,178	171
Gain from fair value change of long-term investments	-	7,860	1,143
Income before income tax	191,900	386,613	56,229
Income tax expenses	(27,611)	(52,036)	(7,568)
Income before loss from equity method investments	164,289	334,577	48,661
Income from equity method investments	2,806	1,743	254
Net income	167,095	336,320	48,915
Less: Net loss attributable to non-controlling interest	(587)	(3,726)	(542)
Net income attributable to Huami Corporation	167,682	340,046	49,457
Less: Accretion of Series A Preferred Shares	3,762	177	26
Less: Accretion of Series B-1 Preferred Shares	3,127	368	54
Less: Accretion of Series B-2 Preferred Shares	34,382	4,049	589
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	80,291	18,540	2,697
Net income attributable to ordinary shareholders of Huami Corporation	46,120	316,912	46,091

Net income per share attributable to ordinary shareholders of Huami Corporation
Basic income per ordinary share	0.68	1.50	0.22
Diluted income per ordinary share	0.65	1.35	0.20

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	2.72	5.98	0.87
ADS – diluted	2.60	5.41	0.79

Weighted average number of shares used in computing net income per share
Ordinary share – basic	67,777,592	211,873,704	211,873,704
Ordinary share – diluted	76,291,901	225,034,650	225,034,650

HUAMI CORPORATION

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	Years ended
	Dec. 31,2017	Dec. 31,2018
	RMB	RMB	US$

Net income attributable to Huami Corporation	167,682	340,046	49,457
Share-based compensation expenses	62,787	134,709	19,592
Adjusted net income attributable to Huami Corporation	230,469	474,755	69,049
Less: Accretion of Series A Preferred Shares	3,762	177	26
Less: Accretion of Series B-1 Preferred Shares	3,127	368	54
Less: Accretion of Series B-2 Preferred Shares	34,382	4,049	589
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	120,169	25,985	3,779
Adjusted net income attributable to ordinary shareholders of Huami Corporation	69,029	444,176	64,601

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	1.02	2.10	0.31
Adjusted diluted income per ordinary share	0.97	1.90	0.28

Adjusted income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	4.07	8.39	1.22
ADS – diluted	3.90	7.59	1.10

Weighted average number of shares used in computing net income per share
Ordinary share – basic	67,777,592	211,873,704	211,873,704
Ordinary share – diluted	76,291,901	225,034,650	225,034,650

Share-based compensation expenses included are follows:
Cost of revenues	-	414	60
Selling and marketing	-	4,271	621
General and administrative	55,804	87,857	12,778
Research and development	6,983	42,167	6,133
Total	62,787	134,709	19,592